Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES NEW INTERNATIONAL CONTRACT AWARDS AND UPDATE TO 2014 CAPITAL EXPENDITURE PLAN

Calgary, Alberta, Canada – March 24, 2014
(Canadian dollars, unless otherwise indicated)

Precision Drilling Corporation (“Precision” or the “Corporation”) announced today new international contract awards and an update on its 2014 capital expenditure plan, which is now $634 million.

International Contract Award Summary

In the Middle East, we have signed a multi-year contract for a Super Triple new build ST-2000 drilling rig that will be delivered late in the fourth quarter of this year.  In Mexico, we have signed multi-year contracts for a total of six drilling rigs, including re-contracting three existing 3,000 horsepower rigs working for a major integrated project management (IPM) service provider and contracting, as part of a consortium, for three 1,000 horsepower rigs.

2014 Capital Plan Update

The 2014 capital expenditure plan of $634 million is an increase of $119 million from the plan announced during our February 14, 2014 fourth quarter and year end press release.

The updated 2014 plan includes $320 million for expansion capital, $195 million for sustaining and infrastructure expenditures, and $119 million to upgrade existing rigs.  We expect that the $634 million will be split $597 million in the Contract Drilling segment and $37 million in the Completion and Production Services segment.

Precision’s expansion capital plan includes the completion and deployment of twelve new build drilling rigs, eleven of which were previously announced.   In 2014, we now plan to deliver six new build rigs to Canada, two new build rigs to the United States, three new build rigs to international locations and one new build rig that will only be completed once a firm customer contract is secured.  Additional expansion capital is allocated to equipment for Completion and Production services and long-lead items.

The plan includes the cost to complete four rig upgrades previously announced in 2013 and 11 to 15 additional rig upgrades in 2014.  The increase in the expected number of rig upgrades this year is driven by strengthening customer demand for contracted rig upgrades in both North America and internationally.

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

Sustaining and infrastructure expenditures are based on currently anticipated activity levels, and include the cost to consolidate and upgrade our operations facility in Nisku, Alberta.

Quote from Precision’s CEO

“Today’s international contract award announcements demonstrate the effectiveness of our High Performance, High Value strategy in our key international markets.  These new contracts will grow our share of the technically challenging portion of the market and create scale benefits in our core geographic operating regions.”

“The interest in contracted upgrades in all of our markets also is encouraging with greater customer demand in North America from areas such as the Permian in West Texas and from LNG related activity in deep basins in Canada potentially leading to contracted new builds later in the year.”

“We will continue to prudently deploy capital toward projects generating attractive returns.  Our footprint and customer base affords us excellent opportunities to invest capital and our focus remains on selecting the best projects producing returns on the capital we deploy and returning value to shareholders in the form of share price appreciation and dividends.”

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the level, timing and planned uses of capital expenditures, plans regarding the completion and delivery of additional new build drilling rigs and rig upgrades, and the potential growth in market share.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances including the performance of contracts in accordance with their terms, the delivery of contracted rigs on a timely basis, strengthening customer demand translating into the need for additional new build rigs and upgrades, Precision’s expectations regarding its customers’ capital budgets and geographical areas of focus and the general economic, regulatory and political stability of the foreign jurisdictions in which Precision operates.

However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations.  Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; general economic, market or business conditions; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.  Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com